SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Power & Digital Infrastructure Acquisition II Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

73919C100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73919C100	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Marshall Wace LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 73919C100	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Power & Digital Infrastructure Acquisition II Corp., a Delaware corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 321 North Clark Street, Suite 2440, Chicago, IL 60654.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by.

Marshall Wace LLP, a limited liability partnership formed in England (the "Investment Manager" or, the "Reporting Person"), with respect to the shares of Class A Common Stock (defined in Item 2(d) below) that were directly held by certain funds and accounts (the "MW Funds") to which it acts as investment manager.

The Investment Manager acts as investment manager to the MW Funds. The Investment Manager has delegated certain authority for US operations and trading to Marshall Wace North America L.P., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Investment Manager is George House, 131 Sloane Street, London, SW1X 9AT, UK.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a limited liability partnership formed in England.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

73919C100

CUSIP No. 73919C100	13G/A	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☒	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: The Investment Manager is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

Item 4.	OWNERSHIP:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page hereto and is incorporated herein by reference for the Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

CUSIP No. 73919C100	13G/A	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

The Reporting Person hereby makes the following certification.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to the Reporting Person is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 73919C100	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2024

MARSHALL WACE LLP

By:	/s/ Jon May
Name: Jon May
Title: General Counsel